A+P 6/21/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022766

RECEIVED JUN 03 2002 MAIL PROCESSING SECTION 154 WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Suite 1010
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Harris (972) 788-2080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Davidson & Company, A Professional Corporation
(Name — *if individual, state last, first, middle name*)

12900 Preston Rd., Suite 800	Dallas	TX	75230
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CLAUDIA K YOUNG
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-07-2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN, DAVIDSON & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

NORTH DALLAS BANK TOWER
12900 PRESTON ROAD, SUITE 800
DALLAS, TEXAS 75230-1324

TELEPHONE: (972) 788-2992
FACSIMILE: (972) 991-2787
rdc@media5000.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Grand Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Grand Financial, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2002

TABLE OF CONTENTS

RYAN, DAVIDSON & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

NORTH DALLAS BANK TOWER
12900 PRESTON ROAD, SUITE 800
DALLAS, TEXAS 75230-1324

ROBERT P. RYAN, CPA
(1933-1994)

DONALD E. DAVIDSON, CPA

TELEPHONE: (972) 788-2992
FACSIMILE: (972) 991-2787

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Grand Financial, Inc.
Dallas, Texas

We have audited the following financial statements and supplemental schedules of Grand Financial, Inc., for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America, and the above-mentioned supplemental schedules, when considered in relation to the financial statements, taken as a whole, present fairly in all material respects, the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Ryan, Davidson & Company

February 8, 2002

GRAND FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 69,385
Investments	3,300
Total current assets	$ 72,685

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 150
Payable to section 125 plan	1,399
Total current liabilities	1,549
STOCKHOLDER'S EQUITY	
Common stock; no par; 100,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	331,000
Retained deficit	(260,864)
Total stockholder's equity	71,136
	$ 72,685

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES	$ 344,320
EXPENSES	
Commissions	258,229
Salaries	80,807
Payroll taxes	27,058
Employee benefits	778
Filing fees	11
Professional fees	1,026
Total expenses	367,909
NET LOSS	$ (23,589)

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, December 31, 2000	$ 1,000	$306,000	$ (237,275)
Contributed capital		25,000	
Net loss			(23,589)
Balance, December 31, 2001	$ 1,000	$331,000	$ (260,864)

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(23,589)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in accounts receivable		5,368
Decrease in accounts payable		(344)
Increase in payable to section 125 plan		1,399
Cash used by operating activities		(17,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		25,000
Cash provided by financing activities		25,000
NET INCREASE IN CASH		7,834
CASH, beginning of year		61,551
CASH, end of year	$	69,385

The accompanying notes are an integral part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Grand Financial, Inc. was incorporated on April 16, 1987, and deals in brokerage of oil and gas private placements for an affiliated company (Grand Energy, Inc.). The Company is located in Dallas, Texas.

Income Taxes - Grand Financial, Inc. and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for income taxes in the financial statements at December 31, 2001.

Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those amounts.

2. RELATED PARTY TRANSACTIONS

The Company is related through common ownership to Grand Energy, Inc. a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Further, Grand Energy, Inc. has agreed to forgo reimbursement for any amounts so paid.

For the year ended December 31, 2001, the Company earned commissions of $344,320 for marketing oil and gas investments for Grand Energy, Inc.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) pursuant to the Securities Exchange Act of 1934, which requires the Company to maintain a minimum net capital, as defined, of 6-2/3 percent of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2001, the Company's net capital, as defined by Rule 15c3-1, was $67,836 which exceeded the requirement.

4. CUSTOMER PROTECTIONS - RESERVES AND CUSTODY SECURITIES

The Company does not hold funds or securities for customers; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by broker-dealers of basic reserves to with respect to customers' cash and securities and enumerates standards relating the physical possession of the customers' securities, pursuant to paragraph (k) (2) (A) of such rule.

5. CONCENTRATIONS OF RISK

Funds deposited in banks are federally insured up to $100,000. The Company has the majority of its cash in one bank, which, from time to time, may exceed the federally insured limit.

6. CASH FLOWS

The Company considers cash on hand and cash in bank accounts to be cash equivalents. During 2001, there were no cash payments for interest or income taxes.

SUPPLEMENTAL SCHEDULE

GRAND FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF:	
December 31, 2001	NONE

The accompanying notes are an integral part of these financial statements

SUPPLEMENTAL SCHEDULE

GRAND FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$ 71,136
LESS NONMARKETABLE WARRANTS	3,300
NET CAPITAL AS DEFINED BY RULE 15c3-1	67,836
MINIMUM NET CAPITAL REQUIRED UNDER RULE 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 62,836

The total stockholder's equity of $71,136 agrees with the previously filed Form X-17A-5, page 4, line 23, "Total Ownership Equity", as of December 31, 2001. There were no adjustments made during the audit of Grand Financial, Inc., for the year ended December 31, 2001.

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001